82-1209

904-675 West Hastings St.
Vancouver, BC V6B 1N2
Phone: 604-688-0546
Fax: 604-688-0378

GGL Diamond Corp.



June 29, 2005.

SUPPL

PRESS RELEASE

GGL retains Ascenta Capital Partners to provide investor relations services to the Company

VANCOUVER, British Columbia – Raymond A. Hrkac, President and CEO of GGL Diamond Corp. (TSX-V: GGL) is pleased to announce that the Company has retained Ascenta Capital Partners Inc., a Vancouver-based company specializing in corporate finance and communications, to provide the company with investor relations services.

Ascenta is a full and comprehensive provider of corporate finance and investor relations services and will assist the company in fostering productive, continuing dialogues with analysts, brokers, investors and other financial professionals.

Ascenta will receive a monthly retainer of $5,000. GGL will also issue as compensation an option to purchase 200,000 common shares at an exercise price of $0.20. The options granted will vest in accordance with applicable regulations.

GGL DIAMOND CORP.

Raymond A. Hrkac
President & CEO

For more information, please check our web site at www.ggldiamond.com. If you would like to speak to someone or have questions, please contact Susan de Stein at (604) 684-3376.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

dlw 7/12



GGL Diamond Corp.

904-675 West Hastings St.
Vancouver, BC V6B 1N2
Phone: 604-688-0546
Fax: 604-688-0378

June 29, 2005.

PRESS RELEASE

GGL Prepares for Mini-Bulk Sampling of the Doyle Kimberlite Sill and Summer Drilling on the Doyle and CH Properties

VANCOUVER, British Columbia – Raymond A. Hrkac, President and CEO of GGL Diamond Corp. (TSX-V: GGL) is pleased to provide an update on the Company's diamond exploration activities in the Lac de Gras and Gahcho Kue areas of the Northwest Territories, Canada.

Doyle Project: The 100%--owned Doyle claims are situated in a highly prospective area of the Northwest Territories, adjacent to the Gahcho Kue (Kennady Lake) cluster of diamondiferous kimberlite pipes. On the Company's Doyle property a diamondiferous kimberlite still has been traced two kilometers along strike, dipping gently to the northwest and averaging two metres in thickness. To further evaluate the potential of this sill, the Company is currently placing crews and equipment on the property to begin collecting a 20 to 40 tonne mini-bulk sample for diamond analysis by dense media separation.

The summer program will also include core drilling to extend the trace of the kimberlite sill in the down-dip direction, as well as to continue to drill-test anomalies independent of the sill. A spring program of ground geophysics and a review of previous surveys over a number of areas was successful in outlining existing targets as well as revealing new anomalous area.

The result of the mini-bulk study will be used in combination with the core drill program to determine the next phase of exploration of the sill. The Doyle property as a whole contains a number of exciting target areas and the core drill program conducted this summer is designed to test only two of these. The results of these tests will aid in interpretation of the ground geophysical methods and the target selection for next year.

CH Project: The CH project area lies just to the southwest and to the west of the Lac de Gras kimberlite field, host to Canada's two diamond mines. The Company has confirmed a number of promising targets on these claims and is proceeding to conduct a core drill program in late summer to test previously defined anomalies. These are only a few of the strong targets that exist on the claims, many of which are water-based. The Company plans to proceed to continue the anomaly tests during the winter drill season.

Summer work on the CH claims will also include ground checks of select geophysical targets complemented by indicator mineral sampling. This is expected to add to the list of drill-ready targets for next winter and summer.

GGL DIAMOND CORP.

Raymond A. Hrkac
President & CEO

For more information, please check our web site at www.ggldiamond.com. If you would like to speak to someone or have questions, please contact Susan de Stein at (604) 684-3376